Santiago, February 2, 2026
Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact. Administration of Bank Santander Chile's shareholder registry by DCV Registros S.A.

Mrs President,

In accordance with Articles 9 and 10 of Law No. 18,045, Article 147 of Law No. 18,046, and other applicable regulations, Banco Santander-Chile (hereinafter also referred to as the “Bank”) hereby informs you that, effective immediately, the administration of the Bank's shareholder registry will be carried out through DCV Registros S.A., a subsidiary of the Depósito Central de Valores (DCV).

This information was also communicated at the company's most recent shareholders' meeting and in a letter to shareholders. The relevant information has been made available in the shareholders' section of the Bank's website, as well as on the DCV Registros S.A. website and through its other customer service channels.

Sincerely,

Cristian Florence Kauer
Deputy CEO
Banco Santander Chile